RESOLVED, that after taking into consideration all relevant factors concerning the addition of the New Fund to the fidelity bond covering the assets for the Trust, the officers of the Trust be, and they hereby are, authorized to take appropriate steps to add the New Fund to the fidelity bond effective as of the date when the New Fund commences operations; and

FURTHER RESOLVED, that the Secretary of the Trust be and hereby is appointed to make the filings and give the notices with respect to such fidelity bond as are required by Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the officers of the Trust be, and they hereby are, authorized to execute and deliver such documents as may be necessary to effect the fidelity bond coverage contemplated hereby, and to present the fidelity bond for ratification by the Board at the next regularly scheduled Board meeting.